EXHIBIT 99.2

RUBICON MINERALS CORPORATION

Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006

and

December 31, 2005

RUBICON MINERALS CORPORATION

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 14, and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Company’s independent auditors, De Visser Gray LLP, Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

“David Adamson”	“Robert Lewis”
David Adamson	Robert Lewis
President	Chief Financial Officer

D E  V I S S E R  G R A Y  L L P

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Rubicon Minerals Corporation

We have audited the consolidated balance sheets and consolidated statements of deferred property costs of Rubicon Minerals Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Over sight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of materials misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flow for each of the years in the three year period ended December 31, 2006 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 28, 2007

RUBICON MINERALS CORPORATION

Consolidated Balance Sheets

(Stated in Canadian Dollars)

	As at December 31
	2006	2005
Assets
Current assets
Cash and cash equivalents	$ 7,233,680	$ 2,810,503
Temporary investments (note 4)	4,019,398	-
Amounts receivable	1,218,865	927,210
Prepaid expenses	28,748	23,373
	12,500,691	3,761,086

Investment in companies spun-off (note 2)	2,147,933	-
Equipment (note 5)	89,450	51,228
Other investments (note 6)	1,435,227	6,546,411
Mineral property costs (note 7) (schedule)	15,712,278	22,961,644
	$ 31,885,579	$ 33,320,369

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$ 824,066	$ 519,961
Corporate income tax payable (note 13)	152,000	-
	976,066	519,961

Non-controlling interest	-	407,479
Shareholders’ equity
Share capital (note 9(a))	47,991,901	45,610,692
Contributed surplus (note 9(b))	2,547,075	2,623,780
Deficit	(19,629,463)	(15,841,543)
	30,909,513	32,392,929
	$ 31,885,579	$ 33,320,369
See accompanying notes to the consolidated financial statements

Continuance of Operations (note 1)

Commitments (Note 11)
Subsequent events (Note 15)

Approved by the Board of Directors:
“David Adamson”	“John R. Brodie”
David Adamson, Director	John R. Brodie, FCA, Director

RUBICON MINERALS CORPORATION

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

	For the years ended December 31
	2006	2005	2004

Expenses
Amortization	$ 21,442	$ 17,412	$ 19,130
Consulting	95,346	138,847	187,032
General mineral exploration	236,278	283,391	214,962
Investor relations	592,141	496,172	354,539
Office	201,137	200,922	220,635
Professional fees	281,364	304,741	238,463
Rent	81,207	84,418	59,127
Salaries	784,731	629,701	528,836
Stock-based compensation (notes 3 and 9(b))	220,964	683,671	983,380
Telephone	20,114	17,946	15,121
IPO costs of subsidiary	-	2,913	411,188
Re-organization costs (note 2)	925,439	129,210	-
Transfer agent and regulatory filing fees	103,383	112,797	130,095
Travel and accommodation	41,000	28,804	35,225
Write-off of deferred property costs	258,823	1,715,674	1,713,144

Loss before other items:	(3,863,369)	(4,846,619)	(5,110,877)
Corporate income tax expense	(152,000)	-	-
Interest and miscellaneous income	355,300	82,232	150,018
Option and administration fees in excess of property costs	448,998	119,606	-
Gain on disposition of Toquima (note 6(a))	142,223	-	-
Gain on sales of investments	128,880	76,765	694,769
Gain on settlement of debt	-	101,251	-
Loss on disposal of equipment	(3,226)	-	-
Loss on equity investments	(1,338,877)	(288,323)	(25,000)
Future income tax recovery (note 9(a))	477,400	1,043,943	-
Allocation of subsidiary’s loss to minority interest	16,751	66,861	208,254

Net loss for the year	(3,787,920)	(3,644,284)	(4,082,836)
Deficit, beginning of year	(15,841,543)	(12,197,259)	(8,114,423)
Deficit, end of year	$ (19,629,463)	$ (15,841,543)	$ (12,197,259)

Basic and diluted loss per common share	$ (0.05)	$ (0.06)	$ (0.08)
Weighted average number of common shares outstanding	73,500,891	60,223,727	52,919,912
See accompanying notes to the consolidated financial statements.

RUBICON MINERALS CORPORATION

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

	For the years ended December 31
	2006	2005	2004
Cash Provided by (Used for):
Operating Activities
Net loss for the year	$ (3,787,920)	$ (3,644,284)	$ (4,082,836)
Adjustment for items which do not involve cash:
Amortization	21,442	17,412	19,130
Stock-based compensation	220,964	683,671	1,100,980
Write-off of deferred property costs	258,823	1,715,674	1,713,144
Gain on sale of investments	(128,880)	(76,765)	(694,769)
Gain on disposition of Toquima	(142,223)	-	-
Loss on disposal of equipment	3,226	-	-
Loss on equity investments	1,338,877	288,323	25,000
Interest and miscellaneous income	35,318	-	-
Future income tax recovery	(477,400)	(1,043,943)	-
Allocation of subsidiary’s loss to minority interest	(16,751)	(66,861)	(208,254)
	(2,674,524)	(2,126,773)	(2,127,605)
Changes in non-cash working capital components:
Corporate tax payable	152,000	-	-
Prepaid expenses	(9,665)	40,829	(43,798)
Amounts receivable	(293,247)	(663,479)	689,334
Accounts payable and accrued liabilities	(499,095)	(525,011)	(46,049)
	(3,324,531)	(3,274,434)	(1,528,118)
Investing Activities*
Deferred property costs	(3,661,518)	(6,354,538)	(8,599,220)
Purchase of equipment	(82,592)	(12,036)	(31,631)
Proceeds on disposal of equipment	3,750	-	-
Purchase of investments	(870,845)	(4,151,793)	(4,004,193)
Proceeds on sales of investments	755,758	804,233	2,489,294
	(3,855,447)	(9,714,134)	(10,145,750)
Financing Activities*
Temporary investments	(4,019,398)	-	-
Common shares issued for cash	13,904,766	8,200,368	3,628,330
Share issue costs	(876,764)	(902,328)	(413,658)
Recovery of property costs incurred	2,430,434	1,495,182	3,857,365
Management and administration fees received	164,117	64,001	241,605
	11,603,155	8,857,223	7,313,642

Net cash provided (used) during the year	4,423,177	(4,131,345)	(4,360,226)
Cash and cash equivalents, beginning of year	2,810,503	6,941,848	11,302,074
Cash and cash equivalents, end of year	$ 7,233,680	$ 2,810,503	$ 6,941,848

*Supplemental Disclosure of Non-Cash Investing and Financing Activities – Refer to Note 12.

See accompanying notes to the consolidated financial statements.

RUBICON MINERALS CORPORATION

Consolidated Statements of Mineral Property Costs

(Stated in Canadian Dollars)

	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005	Gross Expenditures 2006	Write-off, Recovery or Sold 2006	Balance December 31 2006
						(note 2)
CANADA
ONTARIO
RED LAKE MINING DIVISION
Phoenix Gold Project
Acquisition and option payments	$ 3,126,698	$ 265,742	$ -	$ 3,392,440	$ 259,100	$ -	$ 3,651,540
Exploration costs
Geological and geochemical	1,269,028	141,655	-	1,410,683	233,666	-	1,644,349
Drilling	3,607,896	2,067,733	-	5,675,629	327,957	-	6,003,586
Geophysical	101,147	-	-	101,147	-	-	101,147
Travel and accommodation	136,750	46,291	-	183,041	10,547	-	193,588
Other	31,296	760	-	32,056	-	-	32,056
	8,272,815	2,522,181	-	10,794,996	831,270	-	11,626,266

Other Red Lake Properties
Acquisition and option payments	438,863	112,564	(77,750)	473,677	60,684	-	534,631
Exploration costs
Geological and geochemical	736,717	360,778	(142,682)	954,813	245,477	(15,974)	1,184,316
Drilling	596,423	593,823	(567,127)	623,119	1,019,495	(975,803)	666,811
Geophysical	280,310	-	-	280,310	-	-	280,310
Travel and accommodation	69,470	24,083	(13,890)	79,663	31,657	(19,801)	91,519
Other	2,981	32,511	(18)	35,474	5,421	-	40,895
Administration fees (earned)	(436,044)	-	(23,650)	(459,694)	-	(66,116)	(525,810)
	1,688,720	1,123,759	(825,117)	1,987,362	1,362,734	(1,077,694)	2,272,402

McCuaig JV Project
Acquisition and option payments	103,940	6,000	-	109,940	9,950	-	119,890
Exploration costs
Geological and geochemical	439,501	12,438	(2,569)	449,370	1,672	-	451,042
Drilling	1,143,647	582	-	1,144,229	2,003	-	1,146,232
Geophysical	27,425	-	-	27,425	-	-	27,425
Travel and accommodation	32,192	-	-	32,192	-	-	32,192
Other	2,000	-	-	2,000	-	-	2,000
Administration fees (earned)	(27,378)	-	(257)	(27,635)	-	-	(27,635)
	1,721,327	19,020	(2,826)	1,737,521	13,625	-	1,751,146

English Royalty Division
Acquisition and option payments	171,332	44,575	(140,907)	75,000	109,057	(184,057)	-
Exploration costs
Geological and geochemical	244,869	113,879	-	358,748	-	(305,510)	53,238
Travel and accommodation	5,529	3,590	-	9,119	-	-	9,119
Other	107	-	-	107	-	-	107
	421,837	162,044	(140,907)	442,974	109,057	(489,567)	62,464

See accompanying notes to the consolidated financial statements.

RUBICON MINERALS CORPORATION

Consolidated Statements of Mineral Property Costs

(Stated in Canadian Dollars)

	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005	Gross Expenditures 2006	Write-off, Recovery or Sold 2006	Balance December 31 2006
						(note 2)
NEWFOUNDLAND
GOLD PROPERTIES
StarTrack Trend Properties
Acquisition and option payments	$ 244,242	$ -	$ -	$ 244,242	$ -	$ (244,242)	$ -
Exploration costs							-
Geological and geochemical	447,445	41,030	-	488,475	21,888	(510,363)	-
Drilling	124,058	-	-	124,058	-	(124,058)	-
Geophysical	482	-	-	482	-	(482)	-
Travel and accommodation	10,569	231	(38)	10,762	29	(10,791)	-
Other	3,580	-	-	3,580	-	(3,580)	-
	830,376	41,261	(38)	871,599	21,917	(893,516)	-

Golden Promise Trend Properties
Acquisition and option payments	148,426	141,912	(87,000)	203,338	(81,293)	(122,045)	-
Exploration costs
Geological and geochemical	253,354	292,631	(141,209)	404,776	77,529	(482,305)	-
Drilling	172,065	16,218	(9,824)	178,459	943,471	(1,121,930)	-
Geophysical	54,579	750	-	55,329	-	(55,329)	-
Travel and accommodation	7,736	7,402	(4,389)	10,749	4,515	(15,264)	-
Other	-	71	(71)	-	-	-	-
Administration fees (earned)	(178,844)	-	(11,857)	(190,701)	-	190,701	-
	457,316	458,984	(254,350)	661,950	944,222	(1,606,172)	-

Avalon Trend Properties
Acquisition and option payments	159,783	30,044	(120,889)	68,938	6,375	(75,313)	-
Exploration costs
Geological and geochemical	255,677	49,427	(109,299)	195,805	2,568	(198,373)	-
Drilling	-	7,163	(7,163)	-	-	-	-
Travel and accommodation	4,179	437	(561)	4,055	-	(4,055)	-
Other	725	418	(1,143)	-	-	-	-
Administration fees (earned)	(42,671)		26,220	(16,451)	-	16,451	-
	377,693	87,489	(212,835)	252,347	8,943	(261,290)	-

Glenwood-Botwood Trend Properties
Acquisition and option payments	402,350	306,750	(33,568)	675,532	195,577	(871,109)	-
Exploration costs
Geological and geochemical	1,014,989	767,521	(241,759)	1,540,751	317,814	(1,858,565)	-
Drilling	291,101	374,997	-	666,098	418,228	(1,084,326)	-
Geophysical	256,029	34,158	(31,158)	259,029	32,248	(291,277)	-
Travel and accommodation	10,026	5,215	-	15,241	2,515	(17,756)	-
Administration fees (earned)	(42,913)	-	(24,811)	(67,724)	-	67,724	-
	1,931,582	1,488,641	(331,296)	3,088,927	966,382	(4,055,309)	-

See accompanying notes to the consolidated financial statements.

RUBICON MINERALS CORPORATION

Consolidated Statements of Mineral Property Costs

(Stated in Canadian Dollars)

	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005	Gross Expenditures 2006	Write-off, Recovery or Sold 2006	Balance December 31 2006
						(note 2)
NEWFOUNDLAND GOLD PROPERTIES (continued)
New World Trend Property
Acquisition and option payments	$ 69,690	$ 37,850	$ -	$ 107,540	$ -	$ (107,540)	$ -
Exploration costs
Geological and geochemical	303,445	27,013	-	330,458	21,368	(351,826)	-
Drilling	567	1,583	-	2,150	-	(2,150)	-
Geohysical	-	-	-	-	92,844	(92,844)	-
Travel and accommodation	1,860	14	-	1,874	-	(1,874)	-
	375,562	66,460	-	442,022	114,212	(556,234)	-

Base Metal Properties
Acquisition and option payments	89,692	36,790	(76,493)	49,989	93,249	(143,238)	-
Exploration costs
Geological and geochemical	248,771	125,460	(4,500)	369,731	217,316	(587,047)	-
Drilling	291,734	193,164	-	484,898	61,628	(546,526)	-
Geophysical	82,637	-	-	82,637	-	(82,637)	-
Travel and accommodation	21,987	-	-	21,987	169	(22,156)	-
Other	225	-	-	225	1,035	(1,260)	-
	735,046	355,414	(80,993)	1,009,467	373,397	(1,382,864)	-

UNITED STATES OF AMERICA
ALASKA
Palmer Property
Acquisition and option payments	1,044,955	105,480	(941,020)	209,415	-	(209,415)	-
Exploration costs
Geological and geochemical	371,232	3,609	-	374,841	-	(374,841)	-
Drilling	682,215	-	-	682,215	-	(682,215)	-
Travel and accommodation	18,003	-	-	18,003	-	(18,003)	-
Other	18,013	-	-	18,013	-	(18,013)	-
Administration fees (earned)	(76,483)	-	-	(76,483)	-	76,483	-
	2,057,935	109,089	(941,020)	1,226,004	-	(1,226,004)	-

ARIZONA
Yuma King Property
Acquisition and option payments	54,202	6,340	(60,542)	-	-	-	-
Exploration costs
Geological and geochemical	16,484	23	(16,507)	-	-	-	-
Travel and accommodation	1,188	210	(1,398)	-	-	-	-
	71,874	6,573	(78,447)	-	-	-	-

NEVADA
Other Properties
Acquisition and option payments	765,850	140,110	(614,317)	291,643	-	(291,643)	-
Exploration costs
Geological and geochemical	107,561	72,608	(25,337)	154,832	-	(154,832)	-
	873,411	212,718	(639,654)	446,475	-	(446,475)	-

Mineral Property Costs	$ 19,815,494	$ 6,653,633	$ (3,507,483)	$ 22,961,644	$ 4,745,759	$ (11,995,125)	$ 15,712,278

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Mineral Property Costs

(Stated in Canadian Dollars)

Property Costs Written-off

The composition of the write-off figures by property classification is as follows:

	2006	2005	2004
Other Red Lake Properties	$ -	$ -	$ 226,527
Other Ontario	-	-	121,716
Avalon Trend Properties	259,210	195,554	-
Golden Promise Trend Properties	6	6,186	-
Newfoundland Base Metal Properties	-	-	231,980
Other Newfoundland Properties	(393)	38	493,817
Nunavut Properties	-	-	150,645
British Columbia Properties	-	-	435,487
Other Properties	-	1,513,896	52,972
Total costs written-off	258,823	1,715,674	1,713,144
Costs recovered through Toquima plan of arrangement (note7(a))	1,672,479	-	-
Costs transferred to Paragon Minerals pursuant to Plan of Arrangement	6,979,705	-	-
Aggregate cost recoveries and administration fees received	3,084,118	1,791,809	4,725,252
Gross write-offs and recoveries	$ 11,995,125	$ 3,507,483	$ 6,438,396

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada.   At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.  The Company is in the development stage with no source of operating revenue and is dependent upon equity financing to maintain its current operations.

2.

RE-ORGANIZATION

On December 8, 2006, the Company completed a corporate restructuring by way of a Plan of Arrangement (“POA”), which had the result of dividing its existing assets into three separate public companies. Following the corporate restructuring, the Company continues to hold its Ontario properties in the Red Lake area while its Newfoundland properties were distributed into a new public company called Paragon Minerals Corporation which trades on the TSX Venture Exchange.  Each Rubicon shareholder received one Paragon common share for every six Rubicon common shares held on December 19th, 2006.  The Company transferred its approximately 39.6% shareholdings in Africo Resources Ltd. into a new TSX-listed company, which adopted the name Africo Resources Ltd. (“New Africo”).  New Africo controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.  Under the POA, all other holders of Africo shares exchanged their shares for New Africo common shares on a 1:1 basis, while each Rubicon shareholder received 0.0925 of a New Africo common share for each Rubicon common share held on December 19th, 2006.  Pursuant to the POA, the rights of pre-existing Rubicon option and warrant holders were maintained through agreements with the new companies to settle with their own shares their pro-rata portions of these instruments at a pro-rata share of the original exercise price. In the case of New Africo, any exercise proceeds are to be returned to Rubicon and Rubicon also has the right to exercise any of the warrants or options which expire, for a period of 30 days after the expiry date.  As New Africo must remit all such proceeds to Rubicon, the exercise price to Rubicon is effectively nil in respect to these warrants and options.

As no substantive ownership change occurred on transferring the assets, the transfers were recorded at their carrying values in the accounts of the Company, with the warrant and option rights and related compensation incurred pursuant to the terms of the POA recorded at current fair values, summarized as follows:

$
Newfoundland Properties transferred to Paragon Minerals Corporation	(6,979,704)
Office equipment transferred to Paragon Minerals Corporation	(15,952)
Adjusted cost of Africo Resources (BC) Ltd. shares transferred to New Africo	(5,807,438)
Net residual fair value of options/warrants transferred	2,205,667

Net reduction to share capital on POA	(10,597,427)

The adjustment of rights of warrant and option holders created certain rights and obligations in Rubicon which were initially valued at fair values at the POA date, and then adjusted to fair value at December 31, 2006, as follows:

$
Share or exercise price receivable from Africo for option/warrants at fair value, net of liabilities	2,047,097
Fair value of Paragon options/warrants receivable	100,836
Net investment retained by Rubicon subsequent to POA	2,147,933

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  As described in note 13, these principles differ in certain respects from principles and practices generally accepted in the United States (“US”) and requirements promulgated by the Securities and Exchange Commission.  Summarized below are those policies considered particularly significant to the Company.  References to the Company included herein are inclusive of the accounts of the parent company and its 100% owned subsidiaries, 1304850 Ontario Inc., 0691403 BC Ltd. and, to July 13, 2006, its 64% owned subsidiary, Toquima Minerals Corporation.  As further described in note 7(a), the investment in Constantine Metal Resources Ltd. is accounted for on the equity basis.  Upon completion of the POA described in note 2, common shares of Africo ceased to be an investment of the Company.

All intercompany balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.    Other items involving substantial measurement uncertainty are the carrying costs of mineral property interests and the determination of stock-based compensation.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of three months or less.

Investments

The Company’s investments are carried at cost and considered non-current assets as the Company intends to hold them for a period of greater than one year.  If there is a loss in value that is other than temporary, the investments are written-down to their estimated market values.

Equipment

Equipment is recorded and amortized over their estimated useful economic lives using declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 50% for software.

Mineral Property Costs

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time theses deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties.  Administrative costs are expensed as incurred.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at December 31, 2006, the Company does not have any significant asset retirement obligations.

Foreign Currency Translation

The Canadian dollar is the functional currency of all of the Company’s operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income or loss. Monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at balance sheet date.  Non-Monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates.

Joint Ventures

The Company conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures.  The Company accounts for its interests in joint ventures using the proportionate consolidation method.

Financial Instruments and Financial Risk

The Company’s financial instruments consist of cash, short term investments amounts receivable, accounts payable and accrued liabilities and the assets and liabilities associated with options and warrants that are based on shares of companies other than Rubicon.  Short term investments and option/warrant assets and liabilities are adjusted to fair value at period ends.  All other financial instruments have fair values which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the lower of the trading price of the Company’s shares on the Toronto Stock Exchange on the date of the agreement to issue the shares and the date of share issuance.  Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) in connection with accounting for stock option-based compensation.  The standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital.  The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  The Company has taken a valuation allowance against all such potential tax assets.

The Company’s accounting policy for future income taxes currently had no effect on the financial statements of any of the fiscal years presented.

Flow-through Shares

The Company follows the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year.  Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

4.

TEMPORARY INVESTMENTS

Temporary investments consist of banker’s acceptances maturing May 15 and June 6, 2007 with an aggregate carrying value and market value of $4,019,398 at December 31, 2006 and effective interest rates of 4.15% and 4.10%

5.

EQUIPMENT

			December 31 2006			December 31 2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Furniture and fixtures	$ 75,553	$ 42,542	$ 33,011	$ 52,570	$ 37,332	$ 15,238
Computer equipment	85,055	51,136	33,919	108,558	74,251	34,307
Software	34,635	12,115	22,520	5,731	4,048	1,683

	$ 195,243	$ 105,793	$ 89,450	$ 166,859	$ 115,631	$ 51,228

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

6.

OTHER INVESTMENTS

The Company owned common shares in public and private companies as follows:

	2006		2005
	Aggregate Cost	Market Value	Aggregate Cost	Market Value
	$	$	$	$
Carlin Gold Corp (a)	695,550	891,174	-	-
Constantine Metal Resources (a)	478,049	782,494	-	-
Other public companies**	261,628	274,557	361,978	351,416
Private company (b)	-	-	6,184,433	- *
	1,435,227	1,948,225	6,546,411	351,416

*    - The fair value of each outstanding common share of the private company was not readily determinable

** - Comprised of common shares of 16 different public companies, largely received pursuant to the terms of mineral property option agreements

(a)

Investments in Carlin Gold Corporation and Constantine Metal Resources Ltd.

On July 13, 2006, the Company was a party to a corporate re-organization by a Plan of Arrangement involving Carlin Gold Corporation (“Carlin”), pursuant to which the Company exchanged 7,903,978 shares of Toquima Minerals Inc. (“Toquima”) with a carrying value of $1,128,969 for 4,347,186 shares of Carlin and 3,556,790 shares of Constantine Metal Resources Ltd. (“Constantine”) with a total estimated value at the agreement date of $1,264,636.  After the carrying cost of the related resource assets was adjusted downwards to a net amount of $1,265,000 at December 31, 2005, the completion of the transaction in 2006 resulted in a current gain of $142,223. Of the Carlin and Constantine shares received in 2006, 90% were placed in escrow, with 15% to be released every 6 months over 3 years.  After completion of the reorganization and Constantine’s initial public offering, the Company owned approximately 13% of Carlin and 24% of Constantine.  See note 8 – Property Interests.

(b)

Investment in Africo Resources Ltd. (“Africo”)

During 2004, the Company acquired a 60% interest in Africo, a British Columbia private company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.  As at December 8, 2006, the effective date of the Plan of Arrangement, the Company owned 39.6% of Africo (December 31, 2005 – 37.4%; December 31, 2004 – 35.6%), which was transferred to the new Africo Resources pursuant to the Plan.

Changes in the investment are summarized as follows:

	2006	2005

Balance, beginning of the year	$ 6,184,433	$ 2,363,369

Changes during the year:
Net participation in Africo equity financings	-	4,210,789
Other investment costs	870,845	-
Equity interest in losses of Africo	(1,247,840)	(101,402)
Distribution of investment in Africo Resources Ltd.	(5,807,438)	(288,323)

Balance, end of the year	$ -	$ 6,184,433

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

7.

PROPERTY INTERESTS

The following is a summary of the Company’s principal property interests, segregated by geographical location.  It is not a comprehensive listing of all past or present property interests.

CANADA

ONTARIO

RED LAKE MINING DIVISION

Phoenix Gold Project

Pursuant to the terms of two separate agreements in fiscal 2002, the Company acquired an aggregate of 16 patented claims, 25 licences of occupation, and one mineral lease.

Water Claims Agreement (“Water Claims”)

The Company optioned the Water Claims (25 licences of occupation and one mineral lease) in January 2002 from Dominion Goldfields Corporation (“DGC”) by agreeing to pay $800,000, issue 260,000 shares and complete US$1,300,000 of exploration prior to March 31, 2006.  During 2004 the Company completed its acquisition of the Water Claims after meeting all the required payments and expenditures.  The Water Claims are subject to a NSR royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production).

The Company has the option to acquire a 0.5% NSR royalty for US$675,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as certain of the maximum US$1,000,000 in advance royalty payments described above.

Land Claims Agreement (“Land Claims”)

The Company purchased the Land Claims (16 patented claims) from DGC in July 2002 for Cdn$500,000 and the issuance of 500,000 common shares.  The Company also issued to the vendor 100,000 stock options (exercise price of $1.15 per common share, expiring July 2007).  The Land Claims are subject to a sliding NSR royalty of 2-3%, for which advance royalties of Cdn$75,000 are due annually (to a maximum of Cdn$1,500,000 prior to commercial production).  The Company has the option to acquire a 0.5% NSR royalty for Cdn$1,000,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of Cdn$1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum Cdn$1,500,000 in advance royalty payments described above.

Other Red Lake Properties

Manitou Property

During the year, the Company optioned the Manitou Property, consisting of 301 unpatented mining claims located in the Harper Lake and Lower Manitou Lake Townships, Kenora Mining Division, Ontario.  The Company has the right to acquire a 100% interest in the property by making payments of $210,000 cash ($40,000 paid) and 120,000 shares (25,000 issued) over three.

Option Agreement with Solitaire Minerals Corporation (“Solitaire”)

The Company has optioned a 55% interest in 45 unpatented mining claims (319 units) (staked claims, and portions of the Coli Lake Agreement, Red Lake East Agreement and East Bay Agreement) in the Black Bear Lake, Coli Lake and Sobeski lake areas known as the Red Lake North Project to Solitaire.  Under terms of the letter agreement dated April 18, 2006 (effective date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 over 4 years, make an initial cash payment of $5,000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The claims are subject to a sliding scale NSR ranging from 1.75% to 2.5% depending on the price of gold.

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

7.

PROPERTY INTERESTS (continued)

Option Agreement with Goldcorp Inc.

During 2003, the Company granted an option to Goldcorp Inc. (“Goldcorp”) to earn up to a 70% interest in the Sidace Lake, Red Lake North and Adams Lake Properties, whereby Goldcorp must spend $5,000,000 in exploration expenditures over 4 years, including a committed $750,000 first year expenditure.  Goldcorp did not fulfill the expenditures requirement for 2005 and so the option terminated at December 31, 2005.

The Sidace Lake and Red Lake North Properties are comprised of 45 unpatented claims (319 units) (staked claims, and portions of the Coli Lake Agreement, Red Lake East Agreement and East Bay Agreement) in the Black Bear Lake, Coli Lake and Sobeski Lake areas.  The Planet claims are subject to a sliding scale NSR of 2.0% to 2.5% depending on the price of gold.

The Adams Lake Property optioned to Goldcorp Inc. is comprised of 34 unpatented claims (224 units) in the Balmer and Bateman townships (consisting of staked claims and a portion of the Red Lake East Agreement.  The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

DMC Properties

Meunier Property

The Company has a 100% interest in 118 unpatented claims (222 units), which it acquired by spending $350,000 on exploration expenditures and making option payments of $75,000. The property is subject to NSR royalty of 2.5% on 38 claims (the Company can purchase a 1.5% NSR royalty for $1.5 million), a 2% NSR royalty on 54 claims (the Company can purchase a 1% NSR royalty for $1.0 million), and a 1% NSR royalty on 27 claims.  Annual advance royalty payments of $25,000 are due by April 15th of each year.

Red Lake West Property

The Company acquired a 100% interest in 16 unpatented claims (90 units) in Dome and McDonough townships. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Red Lake East Property

The Company acquired a 100% interest in 95 unpatented claims (454 units) in the McDonough, Balmer and Bateman townships.  The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Option agreement with Agnico-Eagle Mines Ltd.

On September 23, 2005 the Company signed a letter agreement with Agnico-Eagle Mines Ltd. (“Agnico-Eagle”) whereby Agnico-Eagle has the right to earn a 51% interest in the DMC properties totaling 130 clams, 263 units) by incurring exploration expenditures of $2.25 million over 3 years including $500,000 in year one and making cash payments to the Company of $110,000 including $25,000 in year one.  Upon vesting, Agnico-Eagle can increase its interest up to 65% by incurring $1 million of exploration expenditures for each 1%.

Slate Bay Property

The Company acquired a 100% interest in 28 unpatented claims (146 units) located in Todd township. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Option Agreement with Kings’ Bay Gold Corp. (“Kings Bay”)

During 2005, the Company optioned the property to King’s Bay whereby King’s Bay could earn a 51% interest in the property by spending $2.75 million in exploration costs, issuing 25,000, and $90,000 worth, of King Bay shares and paying $100,000 cash.  During the current year end, Kings Bay terminated the option.

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

7.

PROPERTY INTERESTS (continued)

Humlin Property

The Company acquired a 100% interest in 9 unpatented mining claims (216 units) located in Fairlie Township. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

Option Agreement with Solitaire Minerals Corporation (“Solitaire”)

The Company has optioned a 55% interest in 19 unpatented mining claims (216 units) known as the Humlin Project located in Fairlie Township to Solitaire.  Under terms of the Letter Agreement dated April 18, 2006 (Effective Date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 over 4 years, make a an initial cash payment of $5000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold, including the underlying Hammell Agreement.

Hammell Lake Property

The Company acquired a 100% interest in the three unpatented mining claims on March 7, 2003. The property is included in the option agreement with Solitaire and is undergoing active exploration.

East Bay Property

The Company has two option agreements to acquire a 100% interest in 83 unpatented mining claim units as follows:

Herbert Option

The Company acquired a 40% interest in 23 unpatented claims claim (42 units) located in the Bateman and Blackbear townships.  The Company has the option to acquire the remaining 60% interest by making cash payments of $87,000 ($39,000 paid) and issuing 60,000 common shares (60,000 issued).  The property is subject to a 2% NSR royalty, of which the Company may purchase 50% for $1.0 million.

Seargeant Property

The Company acquired a 100% interest in 2 unpatented claims (2 units) located in the Blackbear township by making cash payments of $55,000 (paid) by October 20, 2006.  The property is subject to a 2% NSR royalty of which the Company may purchase 50% for $750,000.

McCuaig JV Property

The Company earned a 60% interest in 3 unpatented claims (10 units) in Dome Township for which the Company paid $25,000 and incurred total exploration expenditures of $972,000.  The property is subject to a 2% NSR royalty of which the Company purchased 50% in the ERD acquisition in March 2003. The Company may, with its joint venture partner, purchase 50% of the NSR royalty for $200,000 and also retains a right of first refusal on the remaining NSR royalty.

Option Agreement with Redstar Resources Corporation (“Redstar”)

During 2002, the Company granted Redstar the right to earn up to a 70% interest in several of Rubicon’s properties (a total of 221 claim units) at the western end of the Red Lake gold camp.  The optioned properties included Pipestone North, Pipestone South, Pipestone East and Wolf Bay properties in which the Company has a 100% interest.

Pursuant to the terms of this agreement, during 2004, Redstar issued 250,000 shares to the Company and completed $450,000 worth of exploration expenditures.

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

7.

PROPERTY INTERESTS (continued)

During 2005, the Company renegotiated the option agreement with Redstar, whereby under the new agreement Redstar made an initial cash and share payment of $9,000 and 250,000 Redstar shares.  Redstar was then required to make additional cash payments of $84,000, issue an additional $75,000 in Redstar shares and complete an additional $1,100,000 in exploration expenditures over a four year period to earn a 51% interest in the properties.

Redstar can increase its interest to 60% by funding total exploration expenditures of $3 million over eight years and can increase its interest to 70% by funding a bankable feasibility study and arranging project financing for a mine.  Redstar is also responsible for making all cash payments to the underlying property vendors.

Pipestone North Property

The Company acquired a 50% interest in the six unpatented mining claims on March 7, 2003.  The property is included in the above option to Redstar.

Wolf Bay Property

The Company acquired a 50% interest in 18 unpatented mining claims on March 7, 2003. 17 claims are optioned to Redstar and one claim was traded to a third party in return for the Company receiving an NSR of 1.75%

Pipestone South Property

The Company acquired a 100% interest in 15 unpatented mining claims on March 7, 2003.  The property is included in the above option to Redstar.

English Royalty Division (“ERD”)

During 2003, the Company acquired the underlying interests in 74 mineral properties for cash consideration of $500,000 and share consideration of 250,000 shares valued at $287,500.  Most of the properties had option agreements with third parties, including 14 with the Company.  Accordingly, this agreement reduced the Company’s aggregate property payments due under these pre-existing options by $414,000.

Properties included in the ERD are not explored by the Company but are held for the purpose of earning option and royalty income and deriving potential increases in value from successful exploration by optionees.  The Company continues to add properties to the ERD with new option agreements and drop properties that it is unable to option after reasonable efforts.  At December 31, 2006, the ERD included 49 (2005 – 33) properties with option agreements.

From the March 2003 to December 31, 2006, the Company recorded cash and share receipts (before costs) of $1,629,840 in connection with third party option payments received pursuant to the ERD.

Newfoundland Properties

As previously noted, all of the Company’s Newfoundland properties were transferred to Paragon Mineral Corporation as part of the Plan of Arrangement.  During 2006, before the transfer, the Company spent approximately $2.5 million on acquisition and exploration on these properties, including approximately $1.5 million on exploration funded by partners.

Palmer Property, Alaska and Nevada Properties (Toquima Plan of Arrangement)

On July 13, 2006, Toquima completed a plan of arrangement re-organization with Carlin Gold Corporation, pursuant to which, ownership, of all the Company’s Nevada properties, was transferred to Carlin and ownership of the Palmer, Alaska property was transferred to Constantine Metal Resources.  See note 7 – Other Investments.

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS

During 2006, the Company paid or accrued legal fees to a law firm, of which a partner is a director of the Company, aggregating to $850,890 of which Paragon reimbursed $150,000 (2005 - $379,857; 2004 - $664,277), including amounts paid or accrued by the Company’s subsidiary, Toquima, amounting to $nil (2005 - $28,807; 2004 - $254,471). The fees are recorded within professional expenses, IPO costs, mineral property acquisition costs, investments and share issue costs in these financial statements. As at December 31, 2006, this law firm is owed approximately $10,000 (2005 - $9,884; 2004 - $277,521).  These amounts are included in accounts payable and accrued liabilities and represent the unpaid portion of the legal fees as of the respective dates.  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

Paragon Minerals Corporation

Paragon Minerals Corporation (“Paragon”) is the spin-off company that acquired Rubicon’s Newfoundland mineral properties under the plan of arrangement.  Paragon shares offices and office expenses with Rubicon and at year end, had two common directors and shared the CFO and office support staff.  In addition, the CEO of Paragon provides management services to Rubicon on a part time basis.  Transactions in 2006 and outstanding balances with Paragon included the following:

(a)

As at December 31, 2006, Paragon owed the Company $252,350, which included $33,810 for shared and reimbursable costs, $150,000 for Paragon’s share of the costs incurred on the Rubicon Plan of Arrangement and $68,540 for refundable staking security deposits posted by Rubicon on Paragon’s properties.  This balance is included in amounts receivable. As at December 31, 2006, the Company owes Paragon $65,952 for expense reimbursements. This balance is included in amounts payable.

(b)

Rubicon Plan of Arrangement

Rubicon transferred mineral properties with a book value of $6.9 million and office equipment with a book value of $15,900 to Paragon pursuant to the plan of arrangement.  In addition, Paragon became obligated to honour a pro-rata share of each pre-plan option and warrant.

(c)

NRD Agreement

Pursuant to an agreement with Paragon, the Company agreed to transfer to Paragon, the following proceeds from the optioning of certain mineral property interests in Newfoundland, where the optionees elect to continue the options.

125,000 shares of Ucore Uranium Inc. over 2 years (issued in escrow)

15,000 shares of Landmark Minerals Inc. due as option payments on 2 other properties.

These assets and liabilities will be recorded upon the release of the escrow shares and the payment of the option payments.

All the above transactions with Paragon were in the normal course of business and were recorded at fair values except the plan of arrangement transfer which was recorded at book value.

9.

SHARE CAPITAL

a)

Authorized share capital consists of unlimited common shares without par value.

	2006		2005		2004
	Number of Shares	$	Number of Shares	$	Number of Shares	$
Balance, beginning of year	66,179,524	45,610,692	55,006,031	39,184,721	52,184,631	35,911,629
Private placements (1) and (2)	7,640,560	10,431,265	10,232,000	6,420,989	2,093,412	2,398,702
Mineral properties	101,000	130,720	159,000	151,520	123,827	164,372
Stock options exercised (3)	760,628	1,114,599	300,000	338,087	79,000	80,685
Warrants exercised	2,128,813	1,779,452	482,493	559,318	525,161	629,333
Spin-off of companies (note 2)	-	(10,597,427)	-	-	-	-
Flow-through renunciation (4)	-	(477,400)	-	(1,043,943)	-	-
Balance, end of year	76,810,525	47,991,901	66,179,524	45,610,692	55,006,031	39,184,721

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

9.

SHARE CAPITAL   (continued)

(1)

Nil (2005 - 1,000,000; 2004 - 2,093,412) shares were issued under flow-through share purchase agreements.

(2)

Net of issue costs of $876,764 (2005 - $979,811; 2004 - $532,075)

(3)

Inclusive of the original $297,314 (2005 - $97,837; 2004 - $12,465l) fair value of these options re-allocated from contributed surplus to share capital on exercise.

(4)

The Company renounced $1,400,000 (2005 - $2,930,777) in flow through expenditures in February 2006 to investors with an effective date of December 31, 2004.  Under Canadian GAAP, the Company is required to reduce share capital by an amount based on the temporary taxable differences created by the renunciation.  The amount of $1,043,943 was based on a tax rate of 35.62% applied to the temporary difference of $2,930,777. See Note 3.

b)

Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue up to 7,877,415 incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The term of each grant shall be no greater than 10 years from the date of grant.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options for 2006, 2005 and 2004.

	2006		2005		2004
	Number of Shares	Weighted Average Exercise Price (2)	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$		$
Balance at beginning of year	4,815,000	1.10	3,486,625	1.11	2,440,000	1.00
Granted	40,000	1.70	2,310,000	1.10	1,435,000	1.35
Exercised	(760,628)	1.07	(300,000)	0.79	(79,000)	0.86
Expired/Cancelled	(295,624)	1.22	(681,625)	1.29	(309,375)	1.31
Outstanding at end of fiscal year (1)	3,798,748	0.73	4,815,000	1.10	3,486,625	1.11

(1)

At December 31, 2006, the weighted-average remaining contractual life of stock options outstanding is 2.32 years (2005 – 3.0; 2004 – 3.88).

(2)

Upon completion of the Plan of Arrangement, all outstanding options were replaced by new options in the same amounts with exercise prices reduced to 65% of the previous exercise prices.  All other terms of the options remained the same.

The following is a summary of changes in contributed surplus which consists entirely of stock based compensation transactions.

	2006	2005	2004
Balance at beginning of year	$ 2,623,780	$ 1,960,463	$ 753,531
Stock-based compensation – Administration	220,964	683,671	1,100,980
Stock-based compensation – Mineral property costs	22,062	-	-
Share issuance costs	-	77,483	118,417
Fair value on options/warrants granted by Africo/Paragon	(22,417)	-	-
Fair value of stock options allocated to shares issued on exercise	(297,314)	(97,837)	(12,465)
Balance at end of year	$ 2,547,075	$ 2,623,780	$ 1,960,463

The fair value of employee options, agent’s options and agent’s warrants included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	2006	2005	2004
Risk-free interest rate (%)	4.27%	3.6%	4.5% - 5%
Expected life (years)	5 years	4.6 years	2 – 5 years
Expected volatility (%)	50%	40%	65%-80%
Expected dividend yield (%)	0%	0%	0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

9.

SHARE CAPITAL   (continued)

c)

Summary of stock options and warrants outstanding:

December 31, 2006
Type of Issue		Number Outstanding	Weighted Average Price (Rubicon Portion) (3)	Weighted Average Life
			$	Years
Stock Options		100,000	0.44	3.67
		150,000	0.48	3.70
		585,000	0.54	0.60
		225,000	0.55	0.55
		200,000	0.56	3.96
		11,250	0.65	0.48
		100,000	0.75	0.52
		220,000	0.76	0.44
		1,450,000	0.77	3.05
		292,498	0.79	3.00
		425,000	0.96	2.08
		40,000	1.11	4.30
Total Stock Options	(1)	3,798,748	0.73	2.32

Warrants and Agent Options
	(2)	50,795	0.355	0.62
		2,778,687	0.435	0.62
		297,914	0.717	0.03
Total Warrants and Agent Options	(1)	3,127,396	0.46	0.57

(1)

Subsequent to December 31, 2006, additional options were granted and options and warrants were exercised, cancelled or expired.  See note 14.

(2)

Agent compensation options include options for 50,795 units exercisable for $0.693(Rubicon portion $0.355) consisting of 1 share and ½ share purchase warrant with an expiry of 0.62 years from the period end.

(3)

Upon completion of the Plan of Arrangement, all outstanding warrants remained in place at the same exercise price as before but the holder will receive for each warrant exercised, 1 share of Rubicon, 1/6 of a share of Paragon and .0924 of a share of Africo.  The exercise price is allocated among the companies as follows: 51.2% to Rubicon, 5.8% to Paragon and 43% to Africo. The numbers in the above table reflect only the Rubicon portions.  In addition, pursuant to the Plan, all the proceeds remitted to Africo are paid back to Rubicon.

10.

COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s financial statement presentation.

11.

COMMITMENTS

a)

At December 31, 2006, the Company has $303,960 in remaining lease payments for the use of its Vancouver office to September, 2010.

b)

At December 31, 2006, the Company is committed to incur $Nil (2005 - 112,497; 2004 – 2,930,777) in eligible exploration expenditures in order to complete obligations entered into pursuant to flow-through share purchase agreements.

c)

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

12.

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the fiscal year ended December 31, 2006, the Company issued 101,000 (2005 - 159,000; 2004 – 123,827) of its common shares at a value of $130,720 (2005 - $151,520; 2004 - $164,372) for mineral properties, and received common shares of other companies valued at $1,833,570 (2005 - $232,626; 2004 - $626,282) pursuant to the terms of property and joint venture agreements and shares received in the Toquima Plan of Arrangement. The Company has excluded from its investing cash flow $441,893 (2005 - $147,575; 2004 - $213,480) in accounts payable relating to mineral property costs.

	2006	2005	2004
During the year, the Company paid and received interest as follows:

Interest received	$ 274,742	$ 69,128	$ 157,149
Interest paid	$ 10,949	$ 26,249	$ 11,374

13.

INCOME TAXES

Income tax expense in the amount of $152,000 represents an estimated current liability of the Company’s wholly-owned subsidiary, 1304850 Ontario Inc.

A reconciliation of income taxes at statutory rates is as follows:

	2006	2005
	$	$

Net loss for the year	(3,787,920)	(3,644,284)

Expected income recovery	(1,292,438)	(1,290,219)
Net adjustment for current, deductible and non-deductible amounts	146,055)	684,483)
Unrecognized benefit of future tax assets	1,146,383)	605,736)
Current taxes payable	152,000)	-)
Total income taxes	152,000)	-)

The significant components of the Company’s future income tax assets are as follows:

	2006	2005
	$	$

Future income tax assets:
Net mineral property carrying amounts in excess of tax pools	(1,682,926)	(2,749,892)
Equipment tax pool in excess of carrying value	69,602)	41,648)
Non-capital loss carryforwards	3,780,837)	2,852,105)
	2,167,513)	143,861)
Valuation allowance	(2,167,513)	(143,861)
Net future tax assets	-)	-)

The Company has non-capital losses of approximately $11 million (2005 - $8 million), which are available to reduce future taxable income in Canada and which expire between 2007 and 2026.  Subject to certain restrictions the Company also has mineral property expenditures of approximately $11 million (2005 - $17 million) available to reduce taxable income in future years.  The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized.

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

a)

Mineral property interests and deferred exploration costs

Under Canadian GAAP, costs to acquire property rights and related exploration costs incurred on those properties may be deferred and subsequently carried at cost prior to a Company having obtained the necessary data to complete a positive feasibility study, including the preparation of a cash flow projection in respect to the recoverability of those costs. Accordingly, while the Company’s projects remain at a pre-feasibility stage of development, management has elected under Canadian GAAP to defer all costs incurred on them until a property is abandoned, sold, or upon management determining there to be an impairment in value. Under U.S. GAAP, prior to the point in time that a positive feasibility report has been completed in respect to a property, such costs must be expensed as incurred.

b)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability (“FIT”). Under US GAAP, SFAS 109, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

For US GAAP purposes, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes the Company does not have temporary differences as a result of the requirement that all such costs related to mineral properties generally be expensed as described in (a) above;  therefore all future income taxes related to renouncements for Canadian GAAP are reversed through the statements of operations for US GAAP purposes.

The reconciling items disclosed herein are in respect to both the recognition of the tax benefit sale under U.S. GAAP and to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations.

c)

Investment in companies spun-off

Under US GAAP certain elements of the warrants and options spun off pursuant to the POA transaction described in Note 2 would be accounted for differently from their treatment in these financial statements.  Specifically the Company would generally be required to present all assets acquired and liabilities assumed at their gross amounts, with no right of offset.  A significant liability would be recorded in respect to obligations related to transferred share purchase warrants, an amount included in equity under Canadian GAAP.  Further, the Company would also record certain items in Operations and Other comprehensive income under US GAAP relating to certain fair value adjustments required to be made at December 31, 2006.

d)

Other investments

Under Canadian GAAP, no write-down to market values is required if an investment is considered by management to be held for the long-term, unless there has been another-than-temporary decline in the value of that investment.  Canadian GAAP also does not currently require the write-up of investments which have appreciated in value. Under US SFAS 115, the investments held by the Company are considered to be “available for sale securities” and are required to be reported at fair value, with any unrealized holding gains and losses included in current Other Comprehensive Income, a component of Shareholders’ Equity.

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)   (continued)

The impact of these differences in respect to these financial statements is quantified below as they apply to financial statement line items

Balance Sheets	Note reference	2006	2005	2004
		$	$	$

Investments - companies spun off - Canadian GAAP		2,147,933)	-)	-)
Net fair value and related adjustments	(c)	1,212,538)	-)	-)
Investment in companies spun off - US GAAP		3,360,471)	-)	-)

Other investments - Canadian GAAP		1,435,227)	6,546,411)	3,177,783)
Mark-to-market adjustment	(d)	512,998)	(10,562)	(202,487)
Other investments - US GAAP		1,948,225)	6,535,849)	2,975,296)

Deferred property costs - Canadian GAAP		15,712,278)	22,961,644)	19,815,494)
Deferred property costs expensed under US GAAP	(a)	(15,712,278)	(22,961,644)	(19,815,494)
Deferred property costs - US GAAP		-)	-)	-)

Other liabilities - Canadian GAAP		-)	-)	-)
Aggregate liabilities assumed on spin-off transaction	(c)	3,157,297)	-)	-)
Other liabilities - US GAAP		3,157,297)	-)	-)

Share capital - Canadian GAAP		47,991,901)	45,610,692)	39,184,721)
Previous years’ amounts included in income under US GAAP		(102,158)	(1,006,101)	(638,436)
Deferred tax benefit included in income under US GAAP	(d)	-)	(140,000)	(367,665)
Adjustment to reverse entry for spin-off of Paragon assets	(a)	6,979,704)	-)	-)
Adjustment to reclassify spin-off amounts as liabilities	(c)	(2,290,988)	-)	-)
Adjustment to reinstate Canadian GAAP FIT recovery to share capital	(b)	477,400)	1,043,943)	-)
		53,055,859)	45,508,534)	38,178,620)

Contributed surplus - Canadian GAAP		2,547,075)	2,623,780)	1,960,463)
Adjustment to reclassify a spin-off related amount	(c)	(309)	-)	-)
Contributed surplus - US GAAP		2,546,766)	2,623,780)	1,960,463)

Opening deficit - Canadian GAAP		15,841,543)	12,197,259)	8,114,423)
Net historical adjustments - US GAAP	(a)	22,859,486)	18,809,393)	16,638,382)
Opening deficit - US GAAP		38,701,029)	31,006,652)	24,752,805)

Accumulated other comprehensive income – Canadian GAAP		-)	-)	-)
Adjustment to reflect net fair value measurements at December 31, 2006, 2005 and 2004	(c), (d)	307,977)	(10,562)	(202,487)
Accumulated other comprehensive income - US GAAP		307,977)	(10,562)	(202,487)

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)   (continued)

Operations Statements	Note reference	2006	2005	2004
		$	$	$

Other miscellaneous income - Canadian GAAP		355,300)	82,232)	150,018)
Adjustment to fair value certain spin-off related items	(c)	498,427)	-)	-)
Other miscellaneous income - US GAAP		853,727)	82,232)	150,018)

FIT recovery - Canadian GAAP		477,400)	1,043,943)	-)
Adjustment to reinstate Canadian FIT recovery to share capital	(b)	(477,400)	(1,043,943)	-)
FIT recovery under US GAAP		-)	-)	-)

Stock-based compensation expense - Canadian GAAP		220,964)	683,671)	983,380)
Adjustment to fair value certain spin-off related items	(c)	(53,132)	-)	-)
Stock-based compensation expense - US GAAP		167,832)	683,671)	983,380)

Mineral property costs written off - Canadian GAAP		258,823)	1,715,674)	1,713,144)
Under US GAAP such expenses not initially capitalized	(a)	(258,823)	(1,715,674)	(1,713,144)
Mineral property costs written off under US GAAP		-)	-)	-)

Gain on disposition of Toquima under Canadian GAAP		142,223)	-)	-)
Amount considered a cost recovery under US GAAP	(a)	(142,223)	-)	-)
Gain on disposition of Toquima under US GAAP		-)	-)	-)

Mineral property costs expensed - Canadian GAAP		-)	-)	-)
Under Canadian GAAP policy such costs initially deferred	(a)	(153,062)	4,861,824)	4,251,820)
Net mineral property costs (recovered) - US GAAP		(153,062)	4,861,824)	4251,820)

The following is comparative disclosure of the application of US GAAP as described above to certain other line items in these consolidated financial statements:

	2006		2005		2004
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	$	$	$	$	$	$
Total assets	31,885,579	17,898,837	33,320,369	10,358,726	30,319,662	10,504,169
Total liabilities	976,066	4,133,363	927,440	927,440	1,371,737	1,371,737
Total shareholders’ equity	30,909,513	13,765,474	32,392,929	9,431,286	28,947,925	9,132,432
Net loss	3,787,920	3,444,099	3,644,284	7,694,377	4,082.836	6,253,847
Loss per share	0.05	0.05	0.06	0.06	0.08	0.08
Net cash flows to operating activities	3,324,531	4,391,498	3,274,434	8,973,732	1,528,118	5,660,703
Net cash flows to investing activities	3,855,447	193,929	9,714,134	3,359,596	10,145,750	1,546,530
Net cash flows from financing activities	11,603,155	9,008,604	8,857,223	8,201,983	7,313,642	2,847,007

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

15.

SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2006:

a)

The Company issued 302,230 common shares on exercise of warrants at prices ranging from $0.35 to $0.43 per share for cash proceeds of $148,083, issued 151,750,000 common shares on exercise of stock options at $0.75 to $1.11 per share for cash proceeds of $99,863.

b)

On January 15th, 2007 the Company granted 915,000 incentive stock options to directors, employees and contractors of the company at $0.74 per share, vesting over two years and expiring 5 years from the date of grant.

c)

On February 25, 2007, the Company entered into a Letter Agreement (“Letter Agreement”) with Evanachan Limited (“Evanachan”), McEwen Capital Corporation (“McEwen Capital”) and Lexam Explorations Inc. (“Lexam”), collectively “McEwen”, wherein the Company agreed to acquire a 513,000 acre land package from Evanachan and McEwen Capital in  Alaska and also to acquire a 225,000 acre land position in Nevada from Lexam (together, the “Property Acquisitions”), both in exchange for shares of the Company (estimated to be 31,428,571 shares for the Alaska properties and 8,571,429 shares for the Nevada properties) at a deemed value of $0.70 per share.  Evanachan, Lexam and McEwen Capital are each controlled by Robert McEwen (“McEwen”), former Chairman and CEO of Goldcorp Inc.

Under the Letter Agreement, McEwen, through the companies he controls, agreed to purchase by way of private placement of a minimum of 14,285,715 units at $0.70 per unit for proceeds of $10 million, and will on a best-efforts basis, attempt to place up to an additional 7,142,858 units at $0.70 per unit for additional proceeds of $5 million, for a total of $15 million (the “Offering”).  Each Unit will consist of one common share of the Company and one-half of one warrant, with each whole warrant entitling the holder to purchase one common share of the Company for a price of $1.50 for two years from the date of issuance.

Other terms of the Letter Agreement include:

(a)

McEwen has agreed to act as strategic advisor to management of the Company for a minimum period of two years;

(b)

McEwen will have a right of first refusal to participate pro rata in all debt and equity financings so long as he holds a minimum 10% interest in the Company on an undiluted basis;

(c)

McEwen agrees to vote or cause shares under his direct or indirect control to support the management and management proposed board slate for 2 years from the date of the closing of the Offering;

(d)

McEwen shall have the right to nominate one designee to be a member of the board of directors of the Company;

The Letter Agreement is subject to approvals from the Company’s board and shareholders, Lexam’s board, regulators and satisfactory due diligence by both parties.

Evanachan and Lexam would be entitled to a termination fee of 3% of the value of the proposed transactions (approximately $1.26 million) in cash or shares (at Rubicon’s election), to be allocated in proportion to their potential ownership in the Company, if the shareholders of the Company reject the proposed transactions